SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                             THE ASK GROUP, INC.
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                             (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                      (Title of Class of Securities)

                                 001903 10 3
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                              (CUSIP Number)

         Ann O. Baskins, Assistant Secretary and Managing Counsel
                          Hewlett-Packard Company
                        Corporate Legal Department
                       3000 Hanover Street, MS: 20BQ
                       Palo Alto, California  94304
                              (415) 857-3755
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                              May 18, 1994
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         (Date of  Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 5 Pages


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1        Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of
         Above Persons

             Hewlett-Packard Company   I.R.S Identification No. 94-1081436
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2        Check the Appropriate Box if a Member of a Group
                                                           (a) []
             Not applicable                                (b) []
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3        SEC Use Only

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4        Source of Funds

             Not applicable
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5        Check Box if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                       [   ]

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6        Citizenship or Place of Organization

             California

                          7    Sole Voting Power

     NUMBER OF                     0
       SHARES             ------------------------------------------------
    BENEFICIALLY
      OWNED BY            8    Shared Voting Power
        EACH
     REPORTING                     2,004,268
       PERSON             ________________________________________________
        WITH
                          9    Sole Dispositive Power

                                   2,004,268
                          ________________________________________________

                          10   Shared Dispositive Power

                                   0
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

             2,004,268
- --------------------------------------------------------------------------
12       Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares
                                                                     [   ]

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13       Percent of Class Represented by Amount in Row (11)

             8.5%
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14       Type of Reporting Person

             CO
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                        Page 2 of 5 Pages


                             SCHEDULE 13D
                            AMENDMENT NO. 1

  Item 1.     Security and Issuer.

         The title of the class of equity securities to which this statement relates is Common Stock, $0.01 par value per share (the "Common Stock"). The name of the issuer is The ASK Group, Inc., a Delaware corporation ("ASK"). ASK's principal executive offices are located at 2880 Scott Boulevard, Santa Clara, California 95050.

  Item 2.     Identity and Background.

         This statement is being filed by Hewlett-Packard Company, a California corporation ("Hewlett-Packard"). The address of Hewlett-Packard's principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard, together with its consolidated subsidiaries (included in the term "Hewlett-Packard" for purposes of this paragraph), is engaged worldwide in the design, manufacture and service of electronic equipment and systems for measurement, computation and communications. Hewlett-Packard offers a wide variety of systems and standalone products, including electronic test equipment, computer systems and peripheral products, medical electronic equipment, calculators and other personal information products, solid state components and instrumentation for chemical analysis. These products are used in industry, business, engineering, science, education and medicine.

         Hewlett-Packard has never been convicted in any criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Item 3.     Source and Amount of Funds or Other Consideration.

         Not applicable.

  Item 4.     Purpose of Transaction.

         Hewlett-Packard has granted to Speedbird Merge, Inc., a Delaware corporation ("Speedbird") and wholly-owned subsidiary of Computer Associates International, Inc., a Delaware corporation ("CA"), an irrevocable option (the "Option") to purchase all the shares of ASK Common Stock (including certain associated rights) currently owned by Hewlett-Packard. The Option was granted in connection with CA's proposed acquisition (the "Acquisition") of ASK through a merger between Speedbird and ASK pursuant to which the surviving corporation will become a subsidiary of CA. Hewlett-Packard was not party to the Acquisition negotiations except as such negotiations related to the Option and except to waive its right to maintain its percentage ownership in the equity securities of ASK as set forth in the stock purchase agreement relating to HP's original purchase of the ASK Common Stock (the "Stock Purchase Agreement"). The letter setting forth HP's waiver of its right to maintain is being filed as an exhibit to this Amendment No. 1 and is hereby incorporated by reference.

         The Option grant was made pursuant to a Stockholder Option

                       Page 3 of 5 Pages

  Agreement dated May 18, 1994 among ASK, Speedbird, Hewlett-Packard and certain other holders of ASK Common Stock (the "Option Agreement"), which is being filed as an exhibit to this Amendment No. 1. Speedbird may exercise the Option any time or from time to time after May 18, 1994 and prior to the thirtieth business day after the termination of the agreement and plan of merger dated May 18, 1994 between ASK, CA and Speedbird (the "Merger Agreement") in accordance with the terms thereof. Any party to the Option Agreement may terminate the Option Agreement on or after the thirtieth day following the termination of the Merger Agreement in accordance with its terms.

         The foregoing summary of the Option terms is qualified in its entirety by the provisions of the Option Agreement, which is hereby incorporated by reference.

  Item 5.     Interest in Securities of the Issuer.

         Hewlett-Packard holds 2,004,268 shares (approximately 8.5%) of ASK Common Stock. In connection with the Acquisition, Hewlett-Packard has waived its right to maintain its percentage interest in the outstanding voting stock of ASK. Such waiver shall remain in effect as long as the Merger Agreement has not been terminated. Hewlett-Packard has sole dispositive power with respect to the shares, subject to the Option and to certain restrictions on transfer and a right of first refusal in favor of ASK. In connection with the Option grant, Hewlett-Packard has granted to Speedbird an irrevocable proxy to vote in such manner and upon such matters as Speedbird deems proper with respect to the shares subject to the Option. As a result, Hewlett-Packard shares voting power with Speedbird. Such proxy is discussed more fully in Item 6 below.

         Except as described in this Amendment No. 1, Hewlett-Packard has not effected any transactions in shares of ASK Common Stock during the last 60 days.

  Item 6.     Contracts, Arrangements, Understandings or Relationships With
                Respect to Securities of the Issuer.

         Pursuant to the Option Agreement, Hewlett-Packard has granted to Speedbird an irrevocable option to purchase all of Hewlett-Packard's ASK Common Stock (including certain associated rights) at a per share purchase price of $13.25. If the consideration per share of ASK Common Stock paid by CA in the Acquisition is increased, then the purchase price per share of ASK Common Stock subject the Option shall be similarly increased.

         Hewlett-Packard has granted to Speedbird an irrevocable proxy appointing Speedbird as Hewlett-Packard's attorney-in-fact and proxy to vote in such manner and upon such matters as Speedbird deems proper with respect to the shares subject to the Option. Such proxy shall be revoked upon termination of the Option Agreement in accordance with its terms.

         In addition, Hewlett-Packard has agreed that it will not:

         1. Grant proxies or enter into any voting trust or other such voting agreement with respect to any of the shares subject to the Option.

                        Page 4 of 5 Pages


         2. Acquire, sell, assign, transfer, encumber or otherwise dispose of any shares subject to the Option. Hewlett-Packard has agreed to notify Speedbird if Hewlett-Packard is approached or solicited to enter into any such transaction.

         3. Solicit, initiate or encourage any inquiry, proposal or offer to acquire the business, property or capital stock of ASK or participate in any discussion or negotiations regarding any of the foregoing. Hewlett-Packard has agreed to advise Speedbird of any communications it receives relating to any of the foregoing.

         The foregoing summary of the Option terms is qualified in its entirety by the provisions of the Option Agreement, which is hereby incorporated by reference.

         ASK has consented to, and waived any rights it may have under the Stock Purchase Agreement which would conflict with, HP's grant to Speedbird of the Option. The letter setting forth ASK's consent to the Option grant is being filed as an exhibit to this Amendment No. 1 and is hereby incorporated by reference.

  Item 7.     Material to be Filed as Exhibits.

         The following document is filed as an exhibit to this Amendment
  No. 1:

         Exhibit 3.1: Stockholder Option Agreement, dated May 18, 1994, among CA, Speedbird, HP and certain other ASK stockholders.

         Exhibit 3.2: Letter, dated May 18, 1994, from ASK to HP consenting to HP's grant of the Option to Speedbird.

         Exhibit 3.3: Letter, dated May 18, 1994, from ASK to HP relating to HP's waiver of its right to maintain.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             May 31,1994
                             -----------------------------------
                             Date

                             Ann O. Baskins/Assistant Secretary
                             and Managing Counsel

                          Page 5 of 5 Pages


                                INDEX TO EXHIBITS



EXHIBIT                                                        Page
- -------                                                        ----

3.1    Stockholder Option Agreement, dated
       May 18, 1994, among CA, Speedbird, HP and
       certain other ASK stockholders. . . . . . . . . .

  3.2  Letter, dated May 18, 1994, from ASK to HP
       consenting to HP's grant of the Option to
       Speedbird . . . . . . . . . . . . . . . . . . . .

  3.3  Letter, dated May 18, 1994, from ASK to HP
       relating to HP's waiver of its right to
       maintain. . . . . . . . . . . . . . . . . . . . .

                         STOCKHOLDER OPTION AGREEMENT


     AGREEMENT, dated as of May 18, 1994, among Speedbird Merge, Inc., a Delaware corporation ("Buyer"), and the holders (the "Stockholders") of the shares of common stock, $0.01 par value (the "Shares") of The ASK Group, Inc., a Delaware corporation (the "Company"), listed on the signature pages hereof.

     In order to induce Buyer and certain of its affiliates to enter into an agreement and plan of merger (the "Merger Agreement") with the Company, Buyer has requested the Stockholders, and the Stockholders have agreed, to enter into this Agreement.

     The parties hereto agree as follows:

                             ARTICLE I

                            STOCK OPTION

     SECTION 1.1. Grant of Stock Option.  Each of the Stockholders hereby
                  ---------------------
grants to Buyer an irrevocable option (the "Option") to purchase all Shares (including the associated Rights, as defined in Section 4.5 of the Merger Agreement) presently owned by them as set forth on the signature pages hereto and any additional Shares (including such associated Rights) acquired by such Stockholder (whether by purchase or otherwise) after the date of this Agreement (such "Stockholder's Shares" and, collectively, the "Stockholder Shares") at a purchase price of $13.25 per Stockholder Share (including such associated Rights) (as adjusted pursuant to Section 1.5, the "Purchase Price").

     SECTION 1.2. Exercise of Option.  (a) Subject to the conditions set
                  ------------------
forth in Section 1.4 hereof, the Option may be exercised by Buyer, in whole or in part, at any time or from time to time after the date hereof and prior to the 30th business day after the termination of the Merger Agreement in accordance with the terms thereof. In the event Buyer wishes to exercise the Option for all or some of the Stockholder Shares other than pursuant to the Offer (as defined in the Merger Agreement), Buyer shall send a written notice (the "Exercise Notice") to the Stockholders specifying the total number of Stockholder Shares it wishes to purchase pursuant to such exercise (and the corresponding number of each such Stockholder's Shares) and the place, the date (not less than one nor more than 20 business days from the date of the Exercise Notice), and the time for the closing of such purchase, provided that such date and time may be earlier than one day after the Exercise Notice if reasonably practicable. Each closing of a purchase of Stockholder Shares pursuant to this Section 1.2(a) (a "Closing") shall take place at the place, on the date and at the time designated by Buyer in its Exercise Notice, provided that if at the date of the Closing herein provided for, the conditions set forth in
Section 1.4 shall not have been satisfied (or waived), Buyer may postpone the Closing until a date within five business days after such conditions are satisfied.

     (b) Upon receipt of instructions from the Buyer, each Stockholder shall deliver to the depositary (the "Depositary") designated in the Offer
(i) a letter of transmittal with respect to such Stockholder's Shares complying with the terms of the Offer together with instructions directing the Depositary to make payment for such Shares directly to the Stockholder (but if such Shares are not accepted for payment and are to be returned pursuant to the Offer, to return such Shares to such Stockholder whereupon they shall continue to be held by such Stockholder subject to the terms and conditions of this Agreement), (ii) the Certificates and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer (such documents in clauses (i) through (iii) collectively being hereinafter referred to as the "Tender Documents").

     (c) Each Stockholder will deliver (x) the Certificates to the Buyer (in accordance with Buyer's instructions) upon receipt of the notice provided for paragraph (a) above or (y) the Tender Documents to the Depositary upon receipt of the instructions provided for in paragraph (b) above and will not (without prior written notice to the Buyer) withdraw the tender effected thereby, in each case in accordance with this Section
1.2. Any withdrawn Shares shall continue to be held by such Stockholder subject to the terms and conditions of this Agreement.

     (d) Except to the extent otherwise provided in Section 1.2(e) below, Buyer shall not be under any obligation to deliver any Exercise Notice and may allow the Option to terminate without purchasing any Stockholder Shares hereunder; provided however that once Buyer has delivered to the Stockholders an Exercise Notice, subject to the terms and conditions of this Agreement, Buyer shall be bound to effect the purchase as described in such Exercise Notice.

     (e) Buyer agrees that, if Buyer shall have accepted Shares for payment and purchased Shares pursuant to the Offer, Buyer shall, within ten business days of such purchase, exercise the Option in its entirely (or any remaining portion of the Option). This paragraph (e) shall inure to the benefit of the Company.


     SECTION 1.3. Closing.  At the closing, (a) each Stockholder shall
                  -------
deliver to Buyer (in accordance with Buyer's instructions) a certificate or certificates (the "Certificates") representing such Stockholder's Shares, duly endorsed or accompanied by stock powers duly executed in blank and (b) Buyer shall deliver to such Stockholder a certified or bank cashier's check or checks payable to or upon the order of such Stockholder in an amount equal to (i) the number of such Stockholder's Shares being purchased at such Closing multiplied by (ii) the Purchase Price (the "Purchase Amount").

     SECTION 1.4. Conditions.  The obligation of each Stockholder to sell
                  ----------
Stockholder Shares at any Closing is subject to the following conditions:

        (i)    The representations and warranties of Buyer contained in
               Article IV shall be true and correct in all material respects on the date thereof as if made on such date.

        (ii)   All waiting periods under the Hart-Scott-Rodino
               Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act") applicable to such exercise of the Option shall have expired or been terminated.

        (iii) There shall be no preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, nor any statute, rule, regulation or order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining such exercise of the Option.

        (iv) The Buyer shall have commenced the Offer, the Buyer shall not have materially breached any of its material covenants and agreements in the Merger Agreement, and the Merger Agreement shall not have been terminated.

        (v) (A) A tender or exchange offer for any Shares shall have been made or publicly proposed to be made by another person, (B) it shall have been publicly disclosed (or Buyer shall have learned) that any person, entity or group (as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) shall have acquired or proposed to acquire more than 25% of the Shares, or shall have granted any option or right, conditional or otherwise, to acquire more than 25% of the Shares, other than acquisitions for bona fide arbitrage purposes or a group shall have been formed the members of which hold in the aggregate more that 25% of the Shares, (C) any person other than Buyer or an affiliate of Buyer has entered into an agreement or an agreement in principle providing for a merger, consolidation or other business combination with, or a purchase of all or substantially all the assets of, the Company or of any subsidiary or division of the Company the business of which could constitute a "significant subsidiary" as that term is used in Rule 1.02 of Regulation S-X of the Securities and Exchange Commission, (D) the Board of Directors of the Company has failed to make, or has revoked or modified, it unqualified recommendation in favor of the Offer and the Merger or its approval of the entry by Buyer into this Agreement, or (E) the Company has committed a material breach of any provision of the Merger Agreement.

     SECTION 1.5. Adjustment Upon Changes in Capitalization or Merger.
                  ---------------------------------------------------
(a) In the event of any change in the Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalization, combinations, conversions, exchanges of shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of the Company which would have the effect of diluting or changing the Buyer's rights hereunder, the number and kind of shares or securities subject to the Option and the purchase price per Stockholder Share (but not the total purchase price) shall be appropriately and equitably adjusted so that the Buyer shall receive upon exercise of the Option the number and class of shares or other securities or property that the Buyer would have received in respect of the Stockholder Shares purchasable upon exercise of the Option if the Option had been exercised immediately prior to such event. Each Stockholder shall take such steps in connection with such consolidation, merger, liquidation or other such action as may be necessary to assure that the provisions hereof shall thereafter apply as nearly as possible to any securities or property thereafter deliverable upon exercise of the Option.

     (b) In the event the consideration per Share to be paid by Buyer pursuant to the Offer is increased, the Purchase Price shall be similarly increased and in the event the Closing hereunder shall have occurred, Buyer shall promptly pay to each Stockholder the product of the amount of such increase in the Purchase Price multiplied by the number of such Stockholder's Shares as to which the Option has been exercised.

                              ARTICLE II

                            GRANT OF PROXY


     Each Stockholder hereby revokes any and all previous proxies granted with respect to such Stockholder's Shares. By entering into this Agreement, each Stockholder hereby grants a proxy appointing Buyer as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters as Buyer or its proxy or substitute shall, in Buyer's sole discretion, deem proper with respect to such Stockholder's Shares. The proxy granted by each Stockholder pursuant to this Article II is irrevocable and is granted in consideration of Buyer's entering into this Agreement and the Merger Agreement; provided, however, that such proxy shall be revoked upon termination of this Agreement in accordance with its terms.

                              ARTICLE III

                    REPRESENTATIONS AND WARRANTIES
                          OF THE STOCKHOLDERS


     Each of the Stockholders severally represents and warrants to the Buyer that:

     SECTION 3.1. Valid Title.  Such Stockholder is the sole, true,
                  -----------
lawful and beneficial owner of such stockholder's Shares with no restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto. At any Closing, such Stockbroker will convey good and valid title to such Stockholder's Shares being purchased free and clear of any and all claims, liens, charges, encumbrances and security interests. None of such Stockholder's Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

     SECTION 3.2. Non-Contravention.  The execution, delivery and
                  -----------------
performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby (i) are within such Stockholder's powers, have been duly authorized by all necessary action (including any consultation, approval or other action by or with any other person), (ii) require no action by or in respect of, or filing with, any governmental body, agency, official or authority (except as required under the HSR
Act), and (iii) do not and will not contravene or constitute a default under, or give rise to a right of termination, cancellation or acceleration of any right or obligation of such Stockholder or to a loss of any benefit of such Stockholder under, any provision of applicable law or regulation or of any agreement, judgment, injunction, order, decree, or other instrument binding on such Stockholder or result in the imposition of any lien on any asset of such Stockholder.

     SECTION 3.3. Binding Effect.  This agreement has been duly executed
                  --------------
and delivered by such Stockholder and is the valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally. If this Agreement is being executed in a representative or fiduciary capacity, the person signing this Agreement has full power and authority to enter into and perform such Agreement.


     SECTION 3.4. Total Shares.  Except as disclosed under Section 4.5 of
                  ------------
the Company Disclosure Letter that accompanies the Merger Agreement, the number of Shares set forth on the signature pages hereto are the only beneficially owned by such Stockholder and, except as set forth on such signature pages, the beneficial owner or owners of such Stockholder's Shares own no options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has or have no other interest in or voting rights with respect to any securities of the Company.

     SECTION 3.5. Finder's Fees.  No investment banker, broker or finder
                  -------------
is entitled to a commission or fee from Buyer or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of such Stockholder.


                              ARTICLE IV

                          REPRESENTATIONS AND
                          WARRANTIES OF BUYER

     The Buyer represents and warrants to each of the Stockholders:

     SECTION 4.1. Corporate Power and Authority.  Buyer has all requisite
                  -----------------------------
corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby have been duly authorized by the board of directors of Buyer and no other corporate action on the part of Buyer is necessary to authorize the execution, delivery or performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Buyer and is a valid and binding agreement of Buyer, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally.

     SECTION 4.2. Acquisition for Buyer's Account.  Any Stockholder
                  -------------------------------
Shares to be acquired upon exercise of the Option will be acquired by Buyer for its own account and not with a view to the public distribution thereof and will not be transferred except in compliance with the Securities Act of 1933.


                               ARTICLE V

                     COVENANTS OF THE STOCKHOLDERS

     Each of the Stockholders hereby covenants and agrees that:

     SECTION 5.1. No Proxies for or Encumbrances on Stockholder Shares.
                  ----------------------------------------------------
Except pursuant to the terms of this Agreement, such Stockholder shall not, without the prior written consent of Buyer, directly or indirectly,
(i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of this Agreement. Such Stockholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or assignment or understanding and agrees to notify Buyer promptly and to provide all details requested by Buyer if such Stockholder shall be approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

     SECTION 5.2. No Shopping.  Such Stockholder shall not directly or
                  -----------
indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Company or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction or (ii) subject to the fiduciary duty of such Stockholder as a director of the Company under applicable law (if such Stockholder is such a director), participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. Such Stockholder shall promptly advise Buyer of the terms of any communications it may receive relating to any of the foregoing.

     SECTION 5.3. Conduct of Stockholders.  Such Stockholder will not (i)
                  -----------------------
take, agree or commit to take any action that would make any representation and warranty of such Stockholder hereunder inaccurate in any respect as of any time prior to the termination of this Agreement or
(ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time.

                              ARTICLE VI

                             MISCELLANEOUS

     SECTION 6.1. Expenses.  All costs and expenses incurred in
                  --------
connection with this Agreement shall be paid by the party incurring such cost or expense.

     SECTION 6.2. Further Assurances.  In the event the Buyer exercises
                  ------------------
the Option, the Buyer and the Stockholders will each execute and deliver or cause to be executed and delivered all further documents and instruments and use its best efforts to secure such consents and take all such further action as may be reasonably necessary in order to consummate the transactions contemplated hereby or to enable the Buyer and any assignee to exercise and enjoy all benefits and rights of the Stockholders with respect to the Option and the Stockholder Shares.


     SECTION 6.3. Additional Agreements.  Subject to the terms and
                  ---------------------
conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done all things necessary, proper or advisable under applicable laws and regulations and which may be required under any agreements, contracts, commitments, instruments, understandings, arrangements or restrictions of any kind to which such party is a party or by which such party is governed or bound, to consummate and make effective the transactions contemplated by this Agreement.

     SECTION 6.4. Specific Performance.  The parties hereto agree that
                  --------------------
the Buyer may be irreparably damaged if for any reason any Stockholder failed to sell such Stockholder's Shares (or other securities deliverable pursuant to Section 1.5) upon exercise of the Option or to perform any of its other obligations under this Agreement, and that the Buyer would not have an adequate remedy at law for money damages in such event. Accordingly, the Buyer shall be entitled to specific performance and injunctive and other equitable relief to enforce the performance of this Agreement by each Stockholder. This provision is without prejudice to any other rights that the Buyer may have against any Stockholder for any failure to perform its obligations under this Agreement.

     SECTION 6.5. Notices.  All notices, requests, claims, demands and
                  -------
other communications hereunder shall be deemed to have been duly given when delivered in person, by telecopy, or by registered or certified mail (postage prepaid, return receipt requested) to such party at its address set forth on the signature page hereto.

     SECTION 6.6. Survival of Representations and Warranties.  All
                  ------------------------------------------
representations and warranties contained in this Agreement shall survive delivery of and payment for the Stockholder Shares.

     SECTION 6.7. Amendments; Termination.  This Agreement may not be
                  -----------------------
modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement may be terminated by any of the parties hereto upon written notice to the other parties hereto on or after the 30th business day after the termination of the Merger Agreement in accordance with its terms.

     SECTION 6.8. Successors and Assigns.  The provisions of this
                  ----------------------
Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that Buyer may assign its rights and obligations to any affiliate of Buyer and provided, further, that no Stockholder may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the Buyer.

     SECTION 6.9. Governing Law.  This Agreement shall be construed in
                  -------------
accordance with and governed by the law of New York without giving effect to the principles of conflicts of laws thereof.

     SECTION 6.10. Counterparts; Effectiveness.  This Agreement may be
                   ---------------------------
signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                      SPEEDBIRD MERGE, INC


                                      By _________________________



  Class of             Shares         ____________________________
   Stock               Owned          (Name of Stockholder)
  --------             ------
                                      (Address)

  common



  Class of             Shares         ____________________________
   Stock               Owned          (Name of Stockholder)
  --------             ------
                                      (Address)

    common


                               The ASK Group, Inc.
                              2880 Scott Boulevard
                                 P.O. Box 58013
                           Santa Clara, CA  95052-8013

                                  May 18, 1994



Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
Attn: Director, Corporate Development

Ladies and Gentlemen:

     This letter is being delivered to you in connection with the transactions contemplated by the Stockholder Option Agreement, dated as of May 18, 1994, among Speedbird Merge, Inc. ("Merger Sub") and certain holders of the Shares of Common Stock of The ASK Group, Inc. (the "Company"), including Hewlett-Packard Company ("HP"). Reference is made to that certain Agreement and Plan of Merger, dated as of May 18, 1994 (the "Merger Agreement"), among Computer Associates International, Inc., Merger Sub and the Company. This letter shall serve as the Company's consent to the execution and delivery by HP of the Stockholder Option Agreement as well as consent to the performance by HP of the Stockholder Option Agreement in accordance with its terms, notwithstanding any prohibition thereof contained in, or conflict with, the Common Stock Purchase Agreement, dated as of August 31, 1990 (the "Purchase Agreement") among the Company, HP and Electronic Data Systems Corporation, including without limitation, any conflict with the provisions of Sections 7.2, 7.3, 7.5, 7.6 and 8.2 thereof. In addition, you acknowledge the Company's performance of its obligations under the Purchase Agreement, including without limitation, under Section 6.2 thereof.


ACKNOWLEDGED AND ACCEPTED           Very truly yours,

HEWLETT-PACKARD COMPANY             THE ASK GROUP, INC.


By: _____________________           By: ______________________
Title: __________________           Title: ___________________


                               The ASK Group, Inc.
                              2880 Scott Boulevard
                                 P.O. Box 58013
                           Santa Clara, CA  95052-8013

                                  May 18, 1994



Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
Attn: Director, Corporate Development

Ladies and Gentlemen:

     This letter is being delivered to you in connection with the transactions contemplated by the Stockholder Option Agreement, dated as of May 18, 1994, among Speedbird Merge, Inc. ("Merger Sub") and certain holders of the shares of Common Stock of The ASK Group, Inc. (the "Company"), including Hewlett-Packard Company ("HP"). Reference is also made to that certain Agreement and Plan of Merger, dated as of May 18, 1994 (the "Merger Agreement"), among Computer Associates International, Inc. ("CA"), Merger Sub and the Company.

     As an inducement to CA and Merger Sub to enter into the Merger Agreement, you agree that, effective upon the execution and delivery of the Stockholder Option Agreement and the Merger Agreement and for as long as the Merger Agreement has not been terminated in accordance with its terms, all rights that you have under Section 7.8 of the Common Stock Purchase Agreement, dated as of August 31, 1990 (the "Purchase Agreement") among the Company, HP and Electronic Data Systems Corporation, whether presently existing or arising as a result of the transactions contemplated by the Merger Agreement, are hereby waived and released.


                                 Very truly yours,

                                 THE ASK GROUP, INC.


                                 By: ______________________
                                 Title: ___________________

AGREED as of May 18, 1994:

HEWLETT-PACKARD COMPANY


By: ______________________